UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 20, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•             Eelco Blok appointed to COO of KPN’s Fixed Division, dated December 20, 2005;

Press release

Date
20 December 2005
Eelco Blok appointed to COO	Number
of KPN’s Fixed Division	062pe

As of 1 January 2006 Eelco Blok will be responsible for the operational activities of KPN’s Fixed Division. As Chief Operating Officer (COO) he will be in charge of transforming the current traditional telephony company into a service company that offers a combination of speech, Internet, television, broadband and telecommunication services. Earlier this year KPN’s Board of Management announced its intention to appoint Eelco Blok, currently Head of Strategy and Innovation, in a senior management position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 21, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel